ASTRALABS

The Global Portfolio of Startups



ASTRALABS.COM AUSTIN TX

Infrastructure	Software	Technology	B2B	B2C

Why you may want to support us...

1. Own a piece of our $100M+ global startup portfolio across 20+ verticals, 200+ cities, 35+ countries.

2. Backed by execs and investors from Goldman Sachs, Credit Suisse, YGC, JV, Sputnik, YC & Polymath.

3. Ranked in the Top 50 Startups by G-Startups Worldwide (judges included Tim Draper and Sequoia)

4. Accelerator ranked Top 25 Accelerators Globally & Top 500 Venture Investors by Crunchbase.

Why investors ❤ us

WE'VE RAISED $4,206,500 SINCE OUR FOUNDING



Being successful in the startup world means more than just having a great idea. Success is earned through the grit of the founder and by the team of



idea. Success is earned through the grit of the founder and by the team of highly capable people who surround the founder. ASTRALABS is not only solving a market need with a great idea, Ryan, a gritty founder, has surrounded himself with a highly capable team.

Since I first invested in early 2017, I have watched Ryan build his team and evolve this unprofitable early stage startup into a cash producing juggernaut by following his belief that entrepreneurs deserve a better support and preparation ecosystem, while at the same time investors of all sizes wanted to expand their startup investments beyond their local geographic borders. The market proved that Ryan's belief is spot on.

As ASTRALABS grew and met milestones I continued to invest because I believe that the best startup investments are follow on investments in winners. Furthermore, the diversification that the different business lines provide for ASTRALABS is essentially allowing me to divide the risk, inherent in all investments, across three different businesses all attacking entrepreneurs' and investors' significant market pain from different yet complementary angles.

Working with some of the startups and having assisted with the creation of educational materials for those startups, I am convinced that ASTRALABS is

*providing something that I wish that I had when I founded my startups and
that I am glad to have today as an investor.*

read less

Joshua Lawton-Belous 3X Exits | Published contributor in select publications
including Forbes.com | Consulted at DARPA and IARPA

`LEAD INVESTOR` **INVESTING $10,000 THIS ROUND & $81,858 PREVIOUSLY**



*Another investor trying to see the new advances in technology and the
world. I'm a military veteran that believes in what your doing. So many
military members don't know how to invest. This is why i would like to help to
spread the word*

Windel Wilson ⭐
Investor in a better future for all

SEE MORE

Our team



Andrew Ryan
CEO @ASTRALABS
*4X Startup Founder w/3 Exits. Helped Startups Raise $300M+ in Last 5 years.
Built Top 100 App w/ 500,000+ downloads. 15+ years of Fundraising, Angel
Investing, Boards, and Lobbying experience. Previous Missile Defense
Engineer & Army Veteran.*




Nihar Patel
Board of Directors @ASTRALABS
*8+ yrs in PE, VC, and FinServ w/ 7+ yrs as Angel Investor. Advised 100+
Startups through Due Diligence, Closings, and Acquisitions. Contributor and
published with MotleyFool, SeekingAlpha, and other publications as well as
journals.*




Travis Brodeen
Board of Directors @ASTRALABS
*20+ Technologist & Chief Technology Officer. Cofounded 7 Startups w/ 3 Exits
& 1 IPO. Raised $20M+ in VC, Assisted Startups in 200M+ in Raises. Built #21
Fastest Growth Company in America #1 in Austin (Inc 500).*


In the news



📊 Invest in a Diverse Portfolio 💼 of World 🌎 Changing Startups

WHAT IS ASTRALABS

ASTRALABS is a team and network of hundreds of top startup founders, expert mentors,
and investors around the globe focused on rebuilding the world post-COVID-19.

We are setting a new standard in the startup ecosystem by making funding, growth, and
innovation accessible for every entrepreneur in this new remote global economy.

We are a *Venture Studio*, also known as a *Startup Factory*. We build, launch, and scale startups to success and profitability with an eventual exit as their goal.

We do this quickly, efficiently, and with a step-by-step playbook focused on recruiting *top-talent* and then *engineering* their success with the right balance of resources.

We take a position on the cap table in exchange and become their portfolio partners via products, services, and mentorship from the day the startup *launches* to the day they *exit/IPO*.

Having decades of entrepreneurial experience ourselves, we know what founders need and the roadblocks they face. Our *Vertical* is the startup ecosystem's "infrastructure" itself.

It's a big vision, we know! But we also know what we're doing, this is the time to do it. If we don't commit ourselves fully to rebuilding the world together, who else will?

Governments have been too slow with their support, communities have been devastated, and our entrepreneurs need support to drive solutions for everyone.

It's time for us to come together and pool our resources to move innovation forward. That's what we're doing at ASTRALABS and we're inviting you to join us!

OUR TRACTION

- 💰$100M+ in warrant portfolio-to-date via our accelerator with multiple startup exits.

- 📈Increased revenue by 357% from 2019 to 2020 across our current product lines.

- 🚀Multiple positive exits for portfolio companies in 2020 via our accelerator, and we expect to announce more in 2021 as we continue to grow.

- 🌏Expanded to 6 continents in 2020 (we're everywhere but Antarctica 🐧) and developed 100's of VC, angel group and corporate innovation partnerships.

- 🌍High social impact: our accelerator graduated 150+ female and minority founders in 2020 and in fact, we're graduating them in record numbers globally.

WHAT IS A VENTURE STUDIO

Two of the most common questions we hear are "What is a venture studio?" and "What is its place in the startup investor ecosystem?".

First, a venture studio is a venture that aims to create multiple companies in rapid succession. This model is sometimes referred to as a startup factory or "parallel entrepreneurship" in some MBA textbooks.

To be classified as a venture studio, there are three generally accepted industry criteria that the studio must meet:

- The resources of the venture studio are focused on creating startups from the ground up, meaning that there is a lot of time, effort, and dedication focused on working on a given project for a segmented period of time with a specific allocation of resources.

- The venture studio builds several different startup companies in rapid succession, so that they are often working on multiple prototypes at the same time, sometimes even competing with each other internally to see who succeeds.

- The venture studio has an infrastructure in place that lends itself to an efficient company-building machine. The venture studio often pools its manpower, technical tools, and skills to build several projects in a year, reusing infrastructure in an efficient manner.





Accelerators
seedcamp
betaworks
ANDREESSEN HOROWITZ
Venture Capitalists
100
techstars
Y Combinator
Google ventures
SEQUOIA
BESSEMER VENTURE PARTNERS
500 STARTUPS
SVAngel
khosla ventures
10
SoftTech VC
Index Ventures
union square ventures
Angels Investors
Super Angels
1
Financial Capital (k$)
1
10
100
1000
10000

Source: Thibaud Elziere, Startup Studios: The Rise of Human Capital

People often confuse Venture Studios with Incubators and Accelerators:

1. An Incubator typically receives a small amount of equity in idea stage business in exchange for capital and expertise vs. just starting it from scratch.

2. An Accelerator typically operates similar to an incubator but for post-launch or post-MVP companies - think "accelerate growth" vs "build from scratch".

While ASTRALABS operates an Accelerator, at the core, we are a Venture Studio with multiple startups under the same holding company structure.

However, we also differ in that we see ourselves as an ecosystem as opposed to a single entity - we're multiple companies vertically integrated with the same mission.

OUR CURRENT PORTFOLIO

We have not listed all of our projects or the potential acquisitions that we're pursuing due to confidentiality as well as stealth development/pre-market launch of new startups.

Below are two of our startups, of which we have whole (100%) ownership, one of our investments, some examples of startups in our overall portfolio, and exits we saw in 2020:



newchip

2020 Accomplishments
-$100,000,000+ Portfolio in Equity Warrants
-Generated $3,000,000+ in Revenue (300% growth)
-1,000+ New Startups Added to the Portfolio
-Expanded to 200+ Cities, 35+ Countries, & 6 Continents

Equidam Valuation Estimate: $124,000,000
Recent Closed Round Valuation: $70M (Post-Money)
Most Recent Round Date: 12/1/2020 (Close Date)

Startup Portfolio Examples - Acquisitions & Exits in 2020 (Multiple in Diligence)
- Organic Candy Factory, founded by Piper Cochrane, acquired by Vertical Wellness
- Boon, founded by Ryan Vet, was acquired by CrowdfundNC
- Absorbits, founded by Elliot Harris, took on a majority private equity stake
- VZ Games, founded by Kristaps Vaivods, closing a acquisition
+ Numerous Others Currently in Due Diligence

Startup Portfolio Examples - Raised Funding in 2020 (100+ Not Listed)
- AgShift, founded by Miku Jha, raised over $1M
- ACE Recycling, founded by Nishchay Chadha, raised over $1M
- Santa Cruz Berries, founded by Andrea Freydell, raised over $500k
- Simplenight, founded by Mark Halbertstein, raised over $1.5
- Aiden, founded by Josh Aaron, raised over $450k
- Adelante Shoes, founded by Peter Saccro, raised over $800k

- Adelante Shoes, founded by Peter Sacco, raised over $600K
- Safedeploy, founded by Volker Dahm, raised over $1.5M+
+ Numerous Others Raised But Not Announced





Newchip Accelerator Testimonials
from Newchip
newchip
What Our Graduates Have to Say
03:09
vimeo

2020 Accomplishments
- $120K+ Revenue Last Quarter
- 265 Active & 500+ Lifetime Clients
- Exited Beta for Launch in Q4 of 2020

Astralabs Ownership Percent: 100%
Equidam Valuation Estimate: $8,500,000
Recent Closed Round Valuation: NA / Venture Studio
Most Recent Round Date: NA/Venture Studio





Sofos.ai Highlights
from Newchip
01:11

2020 Accomplishments
-Hit $1,000,000 Annual Recurring Revenue
-20X'd Revenue Growth from Prior Year
-Partnered with Auburn & Univ of Michigan

-Partnered with Auburn & Univ of Michigan
-Raised $1,000,000 for Seed Round

Astralabs Ownership Percent: 5%
-with the Warrant Option to purchase 5% more at discount
Equidam Valuation Estimate:
Recent Closed Round Valuation: $40,000,000
Most Recent Round Date: 12/1/2020



LETTER FROM THE CEO

"To all current and new prospective investors (or shareowners as we like to say),

This week we launch the ASTRALABS brand as a new type of company with a new global mission!

We are building a platform where tens of thousands of entrepreneurs around the world will be able to come, discover their passion, and build the companies of their dreams.

With the challenges we all faced in 2020, we find ourselves now in a remarkable new world, rife with risks but also opportunities.

It truly is Day One for a remote global startup economy post-COVID 19.

Given the devastation of this last year, we have a newfound passion and drive to not just focus on America but on the entire global recovery and the impact of a borderless internet.

In 2021, we will have to make many conscious and deliberate choices as consumers, entrepreneurs, investors, and operators, some of which will be bold and unconventional.

We've seen a lot of innovation in the past ten years, where we've opened our minds to things we never would have before, like letting strangers stay in our homes with us (Airbnb) or driving us to work (Uber).

In the post-Covid world, there will be room for even greater innovations.

Hopefully, some will turn out to be winners. Certainly, some will turn out to be mistakes- and in those, we aspire to only have successful failures that we learn from.

Overall, data-driven diversification is our strategy - and we commit to always test to see what the market wants because the market drives innovation.

We invent on behalf of our customers, even when they don't yet know what they want or need and we commit ourselves to a single infrastructure focus for the startup economy.

At ASTRALABS, we want to invite you to join us on this journey, we want you to win when we win, and we want you to learn as we do when we inevitably also have successful failures.

We've seen amazing growth in 2020, but you don't reach the moon in a day- in fact, it took Americans 10 years to put a man there.

We're building a company that we hope all of us can tell our grandchildren about and that you all can say "I was one of the first to be a part of it".

This is a business of risk, however, in this raise, we hope to address those risks and prepare to be a public company focused on growth, transparency, and long-term opportunities.

We predict the next few years are going to be exciting and we hope that you make the choice to join us (or for current shareowners, double down) on this journey to the stars."

- Andrew Ryan (Rafols)
Founder & CEO of Newchip



THE ROADMAP

Once you become an investor, you'll get a monthly update with our results, information on the smaller goals that lead into larger yearly goals, and our stretch goals and initiatives that we really believe are going to rock the world through 2023.

- Past 2020 Goals
  - Grow Newchip Accelerator to $3M+ & Profitability ✅
  - Launch Sofos Brand as Venture Studio Startup ✅
  - Source 2 new M&A opportunities for portfolio ✅
  - Acquire >$100M in Portfolio Equity Warrant ✅
  - Start new Financing Round for Growth in 2021 ✅

- Upcoming 2021 Goals*
  - Scale Newchip Accelerator by 100% to >$6M Revenue 📊
  - Acquire Additional >$100M+ in Portfolio Equity 💼
  - Grow Sofos revenue lines to $100K MRR/$1.2M ARR 🚀
  - Acquire 1 to 2 Vertically Integrated Business Lines 🏢
  - Invest Profits in Top Performing Portfolio Startups 🔥
  - Raise up to $20M Total Funding for Portfolio Growth 📈

- Upcoming 2022 Goals*
  - List on a Public Market such as the OTC/OTCQX Market 🌍
  - Scale 2020's Acquired Business Units to Profitability 🖼️
  - Acquire 1-2 New Vertically Integrated Business Lines 🏢
  - Raise Additional Funds for Investment into Portfolio 💼

*Future looking statements that cannot be guaranteed. Due to Reg CF's Forward-Looking Statements requirements, confidentiality to some of the plans we have from the competition, and our desire to be conservative, these are our top public/Reg CF goals, however, please see the disclosures at the bottom in regard to forward-looking statements.

THE OPPORTUNITY

ASTRALABS is the new brand and parent company of the Newchip Accelerator.

Newchip is the #1 remote accelerator that grew to international acclaim and became a world-recognized brand during COVID-19. ASTRALABS also is the parent company of bothSofos.ai and Journey Venture Partners.

We are raising concurrently from VCs and other angels via Reg D 506c. This is the public opportunity for our network of investors to join.

We intend to use the funds to continue technology development, marketing, advertising, and revenue-generating activities allowing us to grow current and future revenue streams.

We plan to spend the remainder of funds on expanding our portfolio of startups with a

We plan to spend the remainder of funds on expanding our portfolio of startups with a focus on building and or acquiring startups that we can take to profitability and grow, utilizing our unique resources within 6-12 months.

Reg CF investors get to invest alongside our Accredited Investor round. Up to $10m Total (Accredited 506c Round with Allocation for Reg CF Investors).

- You'll receive direct equity (shares) priced @ $2.72 per share.

ASTRALABS provides a different investment opportunity from every other company raising via Equity Crowdfunding. With ASTRALABS, instead of putting all of your eggs into one basket, you get exposure to the hundreds of startups in which we take positions.

WHY INVEST IN US

When you invest with ASTRALABS, you are investing in our umbrella level parent company that owns multiple diverse and cash-generating business units, with asset protection and significant opportunity of de-risked upside built into our model.

The core business model is based on fee for service and software packages; we also take options to purchase stock (warrants or options for equity - we call these equity warrants) in the startups we work with to help them fundraise and grow in our portfolio.

This has resulted in a diversified warrant portfolio valued over $100M, across 20+ verticals, 200+ cities, and 35+ countries; of which ASTRALABS investors benefit from, on day one.

One of the greatest values of our model is our ability to cross-sell clients across portfolio companies which results in decreased marketing costs, increased customer life-time-value, and continuity of relationship and service for the over 1,000 startups we have worked with.

The most important reason we believe you should invest in us though is that you believe in our vision and our mission. We believe that entrepreneurs have the potential to improve the quality of life for billions of people globally post-COVID-19 and we want to assist them.

WHY CROWDFUNDING

Why not crowdfunding? We were there when the JOBS Acts was signed into law and we've been a part of the mission that has been equity crowdfunding since 2016.

We have VCs and professional angel investors around the world backing us to solidify and bring confidence to public investors but the why is separate.

We originally started Newchip as a platform for everyday investors to invest in startups, and from Day One we have focused on building something meant to be owned by the people that we bring the most value to; investors and entrepreneurs.

So yes, we want you to be a part of the journey with us and bring forward a different future in technology and startups!

OUR CORE PRINCIPLES

Amazon truly is the great startup of our generation and potentially the next generation as well. That is why we've built ASTRALABS around Anderson's 14 Growth Principles of Jeff Bezos. We believe that by setting a foundation similar to what built a trillion-dollar company, we can build not just a global infrastructure, but a global culture as well.

HOW DO YOU MAKE MONEY

One of the important questions when it comes to Venture Studios is how we make returns. The answer is "equity" and in our case, "equity warrants".

Equity is incredibly valuable to startup companies, particularly given the potential for massive returns with the success of even one product prototype.

massive returns with the success of even one product prototype.

Take for example a single warrant or option to invest up to $250k into a startup valued at $5M dollars.

That option "if" exercised is worth 5% of that startup. Now if you exercise it immediately, there is no immediate benefit and you take the same risk as other investors.

However, if you wait until the startup is worth $25M to exercise, your 5% warrant for $250k is now worth 5x more ($25M divided by $5M = multiple of value warrant is worth)

That warrant is now worth exercising as you're making an immediate portfolio return.

We've taken this to a global scale with hundreds of startups in our portfolio and overtime these portfolio companies may increase in value and eventually exit, providing returns.

When you invest in Berkshire Hathaway, you are investing in Warren Buffet and the entire portfolio that he curates and manages.

ASTRALABS is similar to Berkshire Hathaway in this respect, except that we're focused on private equity and startups (i.e. early-stage ventures).

Our goal is to eventually go public. That would allow liquidity for investors and a publically traded investment asset that is focused on early-stage startups.



10K
FOOT PROCESS OVERVIEW
ASTRALABS
PARENT COMPANY
01
03
06
STARTUP
VENTURE STUDIO DIVISION
ACCEL GRAD
05
STARTUP BUILDS
2 PER YR
02
ACQUISITION GOALS
2 PER YR
04
ACCELERATOR DIVISION
ACCELERATOR CLIENTS 1,000+
STARTUP PORTFOLIO $100M+
INVESTMENTS DIVISION

CLICK PICTURE TO VIEW FULL IMAGE

INVESTMENT RETURNS

As with any investment, it is impossible to guarantee what will happen in the future, but we can tell you what we hope to achieve in terms of returns to decide for yourself.

First off, the markets for software around the (1) building, (2) growing, and (3) investment into startups are all massive multi-billion-dollar global industries.

We believe ASTRALABS is the type of company that can transform it. When you invest in ASTRALABS you are buying direct stock in the company, not a SAFE or a loan note.

It's like investing in Disney back when it was just Walt and Roy. It started as a dream, it had a few challenges and it is now a global empire today.

As a pre-IPO startup, an investment in ASTRALABS carries risk, and on the other hand, startups that succeed can change the world and provide staggering returns for investors.

The price you are investing at is, at a $69 million pre-money valuation. If we're successful, we believe ASTRALABS could someday be a significant player in the industry that sets the standard for startups and investors around the globe in multiple trillion-dollar markets.

We don't believe this will be our last raise, but we will continually push for opportunities, transparency, and the ability to create shareholder liquidity outside of an IPO.

Our goal is to be public and tradeable within 24 months and we believe we'll have the valuation in the next 24 months to make that a reality.

We believe in ASTRALABS and so do our 500+ current investors that have continued to invest in us, become passionate ambassadors, and many I am proud to call friends.

All of our investors (and even myself as the CEO) are in the same boat -- we make money together so our interests are aligned because I want to be your CEO for the long haul.

Yes, we're swinging for the fences, and while no one can guarantee success, we're doing everything in our power to make this the best investment you've ever made.

ADDITIONAL DISCLAIMERS

***FORWARD LOOKING STATEMENTS:** THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT", "GOALS", AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE THE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO THE RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

NOT AN INVESTMENT VEHICLE OR INVESTMENT COMPANY: WHILE ASTRALABS MAY MAKE INVESTMENTS, IT IS NOT WHOLLY AN INVESTMENT VEHICLE, VENTURE CAPITAL FUND, HEDGE FUND, SPECIAL PURPOSE VEHICLE, OR OTHER POOLED INVESTMENT VEHICLE. THE MAJORITY OF FUNDS RAISED AND REVENUES MAY GO TOWARD OPERATIONS OF THE BUSINESSES, EXPANSION OF NEW REVENUE LINES OR NEW VENTURE STUDIO PROJECTS, IN ADDITION TO POTENTIAL ACQUISITIONS THAT MANAGEMENT BELIEVES WOULD VERTICALLY SERVE AND EXPAND THE POTENTIAL AND SERVICES OF THE GROUP OF ENTERPRISES & OTHER USES PER THE USE OF FUNDS AND OR TO THE NEEDS OF EACH SUBSIDIARY.

Investor Q&A

– COLLAPSE ALL

What does your company do?

ASTRALABS is a team of startup operators and investors focused on building the infrastructure to set the standard for the startup and investor ecosystem. We source and build teams from the ground up that can utilize our methodology to quickly develop and scale around our core vision of startup oriented product software and services to profitability within 6-12 months post-launch.

Where will your company be in 5 years?

Our goal is to be publically traded, increasingly profitable, and generating over $100M a year in revenue with a multi-billion dollar portfolio of global startups. This projection cannot be guaranteed.

Why did you choose this idea?

As serial entrepreneurs, we know how difficult it is to build a startup outside the Valley, so we made it our goal to increase access to capital and mentorship to founders of

we made it our goal to increase access to capital and mentorship to founders of all backgrounds. It's not mission accomplished yet but we're in over 35+ countries and bridging the gap like never seen before, and at ASTRALABS we take it one step further.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

During and after the Great Recession, we saw a boom of new startups and technologies that never existed before from AirBnB to Uber. As devastating as COVID-19 has been for the world economy, it will be a "great reset" for everyday investors and new entrepreneurs to build innovative new, and world-changing products and services.

How far along are you? What's your biggest obstacle? ⌄

We're well on the way in our roadmap. We've identified several excellent acquisition/acqui-hire potential fits for our portfolio for 2021 as well as have narrowed down our list of internal startups to build. Our next step is completing the capital raises necessary to execute on the roadmap.

Who competes with you? What do you understand that they don't? ⌄

Startups.co is the closest competitor overall. However, their focus is on the "launch" side of the spectrum only. We're focused on post "Launch" through to startup "Exit" as it's a larger market with more revenue opportunities.

How will you make money? ⌄

We generate revenue from multiple products and services currently. See the section above with the same name for more details.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The greatest risk is overextending ourselves and committing too much to a single individual endeavor. Second to that is the sunk cost fallacy risk whereas if an idea or product isn't working, you continue to invest into it to get it "out of the muck". We've addressed the first risk by establishing rules, safeguards, and empowering (and only hiring) leaders that can work the at least 80% in autonomy with strategic board oversight.

Next, how is the venture studio going to be structured? ⌄

We're structured as an oversight board of leaders, mentors, and advisors, with a strong operational unit at the top that all of our companies utilize to grow quickly with lower operational and marketing overhead.

Is the studio going to fund a few startups on its own? Or, is the studio going to collaborate with investors to decide collectively how to invest in startups? ⌄

Both.

What is going to be the focus of the studio? ⌄

Our focus is on the startup growth segment - we build technology, products, and services designed to assist startups in growing quickly, efficiently, and reaching profitability.

Is the studio going to invest in companies overseas? ⌄

Yes, we plan to invest in, acquire, and take positions in the best startups and companies around the world that fit our thesis.

Is the studio going to function on a single sector of a single industry? ⌄

We are not. We are focused on vertical integration across complementary segments to lower overall Customer Acquisition Cost and increase Customer Lifetime Value across our portfolio. What this means is that even if an individual unit alone isn't profitable by itself or if its Customer Acquisition Costs are higher than an entrenched competitor, due to our unique structure, we can still disrupt and displace that competitor.

What is your venture studio process/how do you rank opportunities in terms of importance and focus? ⌄

We distribute funding as needed across our portfolio. We utilize a similar planning and design process as Jeff Bezos and his teams do at Amazon to build, vet, and implement our plans and roadmaps. We then allocate capital to the best ROI generation strategy. We keep track of progress with multiple dashboards to identify: where we can improve, how we can improve, and where we can inject capital to grow faster/or more profitably.

